UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
DECEMBER 31, 2010 AND 2009

INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2010 and 2009	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2010	18
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2010	20
Signature	22

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (“Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 27, 2011

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2010 and 2009

	December 31,
(in thousands of dollars)	2010	2009

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$36,720	$29,288
Pfizer Inc. preferred stock	2,405	3,102
Common/collective trust funds	86,053	51,693
Fixed income funds	25,735	--
Mutual funds	36,469	12,307
Total investments, at fair value	187,382	96,390

Receivables:
Participant contributions	301	171
Company contributions	197	88
Notes receivable from participants	13,122	4,629
Receivable for securities sold	89	--
Total receivables	13,709	4,888
Total assets	201,091	101,278

Liabilities:
Investment management fees payable	(6)	(2)
Total liabilities	(6)	(2)

Net assets available for plan benefits, at fair value	201,085	101,276

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,756)	(1,040)

Net assets available for plan benefits	$197,329	$100,236

See Accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2010 and 2009

	Year-ended December 31,
(in thousands of dollars)	2010	2009

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$6,562	$5,770
Pfizer Inc. common stock dividends	1,256	1,124
Pfizer Inc. preferred stock dividends	152	--
Interest and dividend income from other investments	1,988	874
Total investment income	9,958	7,768
Interest income from notes receivable from participants	509	236
Less: Investment management fees	(10)	(2)
Net investment and interest income	10,457	8,002

Transfers into Plan	95,046	28,379

Contributions:
Participant	8,295	5,581
Company	3,699	2,711
Total contributions	11,994	8,292
Total additions, net	117,497	44,673

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(20,404)	(9,522)

Net increase	97,093	35,151
Net assets available for plan benefits:
Beginning of year	100,236	65,085
End of year	$197,329	$100,236

See Accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2010 and 2009
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (“Plan”), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement savings plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (Parent), adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred compensation arrangements must comply with one of two nondiscrimination tests. For the years ended December 31, 2010 and 2009, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 10% in whole percentages of their compensation, as defined in the Plan document. Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. For all participants other than those participants formerly in the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) and the Wyeth Savings Plan – Puerto Rico, contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company.  Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

The Company matching formula for participants in the former Pharmacia Puerto Rico Savings Plan is 100% of the first 5% and remains in effect under the Plan through December 31, 2011.  Beginning January 1, 2012, these participants will be covered by the Pfizer match formula.

The Company matching formula for participants in the former Wyeth Savings Plan - Puerto Rico is 50% of the first 6% of base pay and remains in effect under the Plan through December 31, 2011.  Beginning January 1, 2012, these participants will be covered by the Pfizer match formula.

Participant Accounts and Vesting

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant-Directed Funds --

Pfizer Match Fund	--	This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Pfizer Savings Plan for Employees Resident in Puerto Rico (see Note 3).  Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Northern Trust Russell 2000 Small Cap Index Fund*
(b)	Northern Trust S&P 500 Equity Index Fund*
(c)	Pfizer Company Stock Fund
(d)	T. Rowe Price Stable Value Fund
(e)	Fidelity Low Price Stock Fund
(f)	Fidelity Mid Cap Stock Fund
(g)	BlackRock Lifepath Retirement Portfolio(2)
(h)	BlackRock Lifepath 2010 Portfolio(2)
(i)	BlackRock Lifepath 2020 Portfolio(2)
(j)	BlackRock Lifepath 2030 Portfolio(2)
(k)	BlackRock Lifepath 2040 Portfolio(2)
(l)	BlackRock TIPS Index Fund(2)
(m)	BlackRock US Debt Index Fund K(2)
(n)	Dodge & Cox International Stock Fund
(o)	Eaton Vance Large Cap Value Fund(1)
(p)	Fidelity Growth Company Fund
(q)	T. Rowe Price Small Cap Fund
(r)	Oppenheimer Developing Markets Fund Y

*	Northern Trust sponsored fund
(1)	Replaced the Dodge & Cox Stock Fund effective October 31, 2009.
(2)	Formerly Barclays Global Investors funds renamed upon acquisition by BlackRock in December 2009.

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in their sponsored funds and therefore, each is deemed to be a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

On December 31, 2009, the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) was merged into the Plan (see Note 3).  Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan.  Participant balances of the Pharmacia Puerto Rico Savings Plan were transferred into investment options offered by the Plan as of the merger date.

On October 1, 2010, the Wyeth Savings Plan – Puerto Rico was merged into the Plan (see Note 3).  Participants eligible to participate in or who held balances in the Wyeth Savings Plan – Puerto Rico became eligible to participate in the Plan.  Participant balances of the Wyeth Savings Plan – Puerto Rico were transferred into investment options offered by the Plan as of the merger date.

In July, 2010, the Plan Sponsor announced that effective January 1, 2012 participants in the Searle Puerto Rico Savings Plan 1165(e), other than those located in Caguas, will begin participating in the Pfizer Savings Plan for Employees Resident in Puerto Rico.  Participants located in Caguas will remain in the Searle Puerto Rico Savings Plan 1165(e).   The Plan Sponsor also announced that effective January 1, 2012 the former participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico will begin receiving matching contributions in accordance with the Pfizer match contribution formula instead of the legacy-Pharmacia matching contribution formula.

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, in effect on the date the loan is requested, plus 1%. Interest rates on outstanding loans ranged from 4.25% to 9.5% at December 31, 2010 and December 31, 2009.  Interest paid is credited to the account of the participant.  Repayments may not necessarily be made to the same fund from which the amounts were borrowed.  Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.  For treatment of benefits processed and approved for payment prior to December 31 but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statements of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds (CCT), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs).  The fixed income fund represents direct investments in GICs.  The GICs within the T. Rowe Price Stable Value Common Trust Fund as well as the GICs held directly are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  It may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value).  Pfizer Inc. preferred stock was valued at $45.09 at December 31, 2010 and $46.84 at December 31, 2009 based on the closing Pfizer Inc. common stock price of $17.51 and $18.19 on December 31, 2010 and 2009, respectively.  See Note 8 for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Loans to participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust fund holding investments in GICs and for GICs held directly.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06 which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which are required in 2011.  The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The Plan has adopted this new guidance in its December 31, 2010 financial statements and has reported participant loans of $13,122 and $4,629 for the years ended December 31, 2010 and 2009, respectively, as notes receivable from participants.  Net assets of the Plan were not affected by the adoption of this new guidance.

3.    Transfers Into and Out of the Plan

On December 31, 2009, the Pharmacia Puerto Rico Savings Plan was merged into the Plan resulting in a transfer of net assets in the amount of $28,379 into the Plan.  Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan.  Participant balances were transferred into investment options offered by the Plan as of that date.  The Company matching contribution formula elected by participants under the Pharmacia Puerto Rico Savings Plan remains in effect until January 1, 2012 under the Plan.

On October 1, 2010, the Wyeth Savings Plan – Puerto Rico was merged into the Plan resulting in a transfer of net assets in the amount of $95,046 into the Plan.  Participants eligible to participate in or who held balances in the Wyeth Savings Plan – Puerto Rico became eligible to participate in the Plan.  Participant balances were transferred into investment options offered by the Plan as of that date. The Company matching contribution formula elected by participants under the Wyeth Savings Plan – Puerto Rico remains in effect until January 1, 2012 under the Plan (see Note 1).

4.    Tax Status of the Plan

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury.  The Tax Division and the Company’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2007.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2010	2009
Pfizer Inc. common stock*	$36,720	$29,288
T. Rowe Price Stable Value Fund, at contract value	44,898	33,601
Northern Trust S&P 500 Equity Index Fund	15,366	6,525

*
Includes 883,621 nonparticipant-directed shares and 1,213,449 participant-directed shares at December 31, 2010 and 847,388 nonparticipant-directed shares and 762,727 participant-directed shares at December 31, 2009.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year ended December 31,
(thousands of dollars)	2010	2009

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$(893)	$873
Pfizer Inc. preferred stock	(133)	--
Mutual funds	4,978	2,151
Common/collective trust funds	2,610	2,746
	$6,562	$5,770

6.      Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs held directly and within the T. Rowe Price Stable Value Common Trust Fund.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

At December 31, 2010 and 2009, the Plan held GICs directly with insurance companies with a contract value of $23,663 and $0, respectively.  The average portfolio yield for 2010 was approximately 5.5% while the crediting interest rate was approximately 4.9%.

The contract value of the Plan’s investments in the T.Rowe Price Stable Value Common Trust Fund at December 31, 2010 and 2009 was $44,898 and 46,581, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from a benefit plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" mean withdrawals from the stable value fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

The existence of certain conditions can limit a benefit plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of a benefit plan which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2010	2009

Net assets:
Investments, at fair value:
Pfizer Inc. common stock	$15,472	$15,414
Pfizer Inc. preferred stock	2,405	3,102
Common/collective trust funds	137	146
Total investments	18,014	18,662
Receivables:
Participant contributions	8	8
Company contributions	85	88
Receivable for securities sold	17	--
Total receivables	110	96
Net assets available for plan benefits	$18,124	$18,758

	Year ended December 31,
(thousands of dollars)	2010	2009

Changes in net assets:
Investment income:
Net appreciation (depreciation) in investments	$(602)	$496
Pfizer Inc. common stock dividends	621	558
Pfizer Inc. preferred stock dividends	152	--
Interest and dividend income from other investments	30	38
Total investment income	201	1,092

Contributions and other:
Company contributions	2,919	2,709
Benefits paid to participants	(2,384)	(1,983)
Loan transaction transfers, net	118	265
Transfers into Plan	--	5,575
Transfers to participant-directed investments	(1,488)	(1,101)
Total contributions and other	(835)	5,465

Net increase (decrease)	(634)	6,557
Net assets available for plan benefits:
Beginning of year	18,758	12,201
End of year	$18,124	$18,758

8.     Fair Value Measurements

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

(thousands of dollars)	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common/collective trusts:
Fixed income	$--	$47,018	$--	$47,018
Index	--	27,152	--	27,152
Retirement target date	--	11,883	--	11,883
	--	86,053	--	86,053
Mutual funds:
Balanced	4,780	--	--	4,780
Growth	15,464	--	--	15,464
International	13,957	--	--	13,957
Value	2,268	--	--	2,268
	36,469	--	--	36,469
Pfizer Inc. common stock	36,720	--	--	36,720
Pfizer Inc. preferred stock	--	2,405	--	2,405
Guaranteed investment contracts	--	25,735	--	25,735

Total investments at fair value	$73,189	$114,193	$--	$187,382

(thousands of dollars)	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common/collective trusts:
Fixed income	$--	$34,983	$--	$34,983
Index	--	10,641	--	10,641
International	--	4,544	--	4,544
Retirement target date	--	1,525	--	1,525
	--	51,693	--	51,693
Mutual funds:
Balanced	2,205	--	--	2,205
Growth	6,728	--	--	6,728
International	1,676	--	--	1,676
Value	1,698	--	--	1,698
	12,307	--	--	12,307
Pfizer Inc. common stock	29,288	--	--	29,288
Pfizer Inc. preferred stock	--	3,102	--	3,102

Total investments at fair value	$41,595	$54,795	$--	$96,390

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2009 and expected to be filed for 2010.

	December 31,
(thousands of dollars)	2010	2009

Net assets available for plan benefits per the financial statements	$197,329	$100,236
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value	3,756	1,040
Amounts allocated to withdrawing participants	(2)	(34)
Deemed distributions	(214)	(122)
Net assets available for plan benefits per Form 5500	$200,869	$101,120

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2010	2009

Benefits paid to participants per the financial statements	$20,404	$9,522
Amounts allocated to withdrawing participants and deemed distributions at end of year	216	156
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(156)	(104)
Benefits paid to participants per Form 5500	$20,464	$9,574

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2010	2009

Net appreciation in investments per the financial statements	$6,562	$5,770
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at end of year	3,756	1,040
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at beginning of year	(1,040)	204
Net appreciation in investments per Form 5500	$9,278	$7,014

10.     Subsequent events

Effective January 1, 2011, the Plan was amended to include the Pfizer Retirement Savings Contribution (PRSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico.  The PRSC provides an additional annual employer-provided contribution based on age and service and is generally subject to three-year cliff vesting.

Act No. 1 of January 31, 2011 (Act 1) established a new Puerto Rico Revenue Code (2011 Code) and repealed the Puerto Rico Internal Revenue Code of 1994, as amended.  Section 1081.01(d) of the 2011 Code (former section 1165(e)) contains provisions to gradually increase the maximum limits to be deferred by participants as before-tax cash contributions to a qualified plan as follows:

Years	Amount
Beginning on January 1, 2011	$10,000
Beginning on January 1, 2012	13,000
Beginning on January 1, 2013	15,000

Schedule I

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common:
Pfizer Inc.* Common Stock			2,097,070	$39,445	$36,720

Corporate Stock – Preferred:
Pfizer Inc.* Preferred Stock			53,334	2,148	2,405
Common/Collective Trust Funds:
NTGI* -QM Collective Daily S&P 500 Equity Index Fund – Lending			4,155	13,557	15,366
NTGI* QM Collective Daily Russell 2000 Index Fund – Lending			2,476	2,006	2,428
BlackRock Lifepath Retirement Fund N			79,178	920	960
Blackrock Lifepath 2020 Fund N			261,245	2,769	2,947
BlackRock Lifepath 2030 Fund N			472,815	4,767	5,102
BlackRock Lifepath 2040 Fund N			276,876	2,647	2,874
BlackRock US TIPS Fund K			184,637	2,005	2,110
BlackRock US Debt Index Fund K			264,124	7,205	7,248
T. Rowe Price Stable Value Common Trust Fund			44,897,653	44,898	46,581
NTGI* Collective Government Short-Term Investment Fund			436,602	437	437
Total Common/Collective Trust Funds				81,211	86,053

Mutual Funds:
Dodge & Cox International Stock Fund			238,023	7,471	8,500
Eaton Vance Large Cap Value Fund			124,166	2,047	2,268
Fidelity Mid Cap Stock Fund			223,598	5,614	6,451
Fidelity Growth Company Fund			95,106	6,919	7,908
Fidelity Low Price Stock Fund			124,546	4,365	4,780
Oppenheimer Developing Markets Fund Y			151,300	5,032	5,457
T. Rowe Price Small Cap Fund			32,080	987	1,105
Total Mutual Funds				32,435	36,469

Fixed Income funds:
T.Rowe Price Stable Value Fund - Guaranteed Investment Contracts:
Metropolitan Life Ins., Contract #29547		5.57%	6/15/2011	3,853,976	3,854	3,942
Metropolitan Life Ins., Contract #29934		5.90%	6/15/2014	2,330,306	2,330	2,684
Principal Life Insurance, Contract #7-05285-3		4.78%	3/15/2011	2,517,660	2,518	2,539
Principal Life Insurance, Contract #7-05285-4		5.07%	12/15/2013	2,343,531	2,344	2,605
Prudential Life Insurance, Contract #GA 62087-211		5.20%	6/15/2012	3,087,719	3,088	3,295
Prudential Life Insurance, Contract #GA 62087-212		5.86%	12/15/2012	3,669,994	3,670	4,039
Prudential Life Insurance, Contract #GA 62087-213		5.87%	6/15/2014	2,982,126	2,982	3,341
Prudential Life Insurance, Contract #GA 62087-214		5.68%	6/16/2014	2,877,442	2,877	3,290
Total Fixed Income Funds					23,663	25,735

Loans to Participants (1,120 loans)	4.25 9.5	% to %	January 2011 to June 2025			13,122

Total						$200,504

   * Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

Schedule II

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2010
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Capital Guardian All Country World (ex-US) Equity Fund	Common collective trust (CCT) shares – 21 purchases	$228	$--	$228	$228	$--
Capital Guardian All Country World (ex-US) Equity Fund Liq	CCT shares – 49 sales	$--	$4,101	$4,431	$4,101	$(330)
Metropolitan Life Ins. Contract #29177	GIC units – 3 purchases	$33	$--	$33	$33	$--
Metropolitan Life Ins. Contract #29177	GIC units – 1 sale	$--	$3,868	$3,868	$3 868	$--
NTGI – QM Collective Daily S&P 500 Index Fund*	CCT shares – 88 purchases	$9,181	$--	$9,181	$9,181	$--
NTGI – QM Collective Daily S&P 500 Index Fund*	CCT shares – 163 sales	$--	$2,104	$2,008	$2,104	$96
Blackrock Lifepath 2030 Fund	CCT shares – 77 purchases	$4,222	$--	$4,222	$4,222	$--
Blackrock Lifepath 2030 Fund	CCT shares – 80 sales	$--	$516	$505	$505	$11
Blackrock US Debt Index Fund K	CCT shares – 110 purchases	$7,027	$--	$7,027	$7,027	$--
Blackrock US Debt Index Fund K	CCT shares – 119 sales	$--	$1,064	$1,025	$1,064	$39
Blackrock US TIPS Fund K	CCT shares – 115 purchases	$2,067	$--	$2,067	$2,067	$--
Blackrock US TIPS Fund K	CCT shares – 92 sales	$--	$1,784	$1,693	$1,784	$91
Capital Guardian All Country World (ex- US) Equity Fund	CCT shares – 30 purchases	$5,068	$--	$5,068	$5,068	$--
Capital Guardian All Country World (ex- US) Equity Fund	CCT shares – 70 sales	$--	$5,256	$5,386	$5,256	$(130)
Capital Guardian All Country World (ex- US) Equity Fund S1	CCT shares – 3 purchases	$4,230	$--	$4,230	$4,230	$--
Capital Guardian All Country World (ex- US) Equity Fund S1	CCT shares – 5 sales	$--	$4,477	$4,332	$4,477	$145

Dodge & Cox International Stock Fund	Mutual fund shares – 82 purchases	$8,376	$--	$8,376	$8,376	$--
Dodge & Cox International Stock Fund	Mutual fund shares – 130 sales	$--	$2,618	$2,496	$2,618	$122
Eaton Vance Large Cap Value Fund	Mutual fund shares – 91 purchases	$2,350	$--	$2,350	$2,350	$--
Eaton Vance Large Cap Value Fund	Mutual fund shares – 85 sales	$--	$1,984	$1,906	$1,984	$78
Fidelity Mid Cap Stock Fund	Mutual fund shares – 104 purchases	$2,673	$--	$2,673	$2,673	$--
Fidelity Mid Cap Stock Fund	Mutual fund shares – 152 sales	$--	$1,431	$1,412	$1,431	$19
Fidelity Growth Company Fund	Mutual fund shares – 93 purchases	$5,402	$--	$5,402	$5,402	$--
Fidelity Growth Company Fund	Mutual fund shares – 111 sales	$--	$774	$732	$774	$42
Oppenheimer Developing Markets Fund A	Mutual fund shares – 1 sale	$--	$4,698	$4,032	$4,698	$666
Oppenheimer Developing Markets Fund Y	Mutual fund shares – 44 purchases	$5,449	$--	$5,446	$5,446	$--
Oppenheimer Developing Markets Fund Y	Mutual fund shares – 30 sales	$--	$437	$417	$437	$20
T.Rowe Price Small Cap Fund	Mutual fund shares – 115 purchases	$2,300	$--	$2,300	$2,300	$--
T.Rowe Price Small Cap Fund	Mutual fund shares – 77 sales	$--	$1,753	$1,645	$1,753	$108
T.Rowe Price Stable Value Fund	CCT shares – 108 purchases	$23,377	$--	$23,377	$23,377	$--
T.Rowe Price Stable Value Fund	CCT shares – 160 sales	$--	$12,449	$12,449	$12,449	$--
NTGI Collective Short Term Investment Fund *	CCT shares – 384 purchases	$18,366	$--	$18,366	$18,366	$--
NTGI Collective Short Term Investment Fund *	CCT shares – 359 sales	$--	$18,230	$18,230	$18,230	$--
Pfizer Inc.*	Common stock – 80 purchases	$5,928	$--	$5,928	$5,928	$--
Pfizer Inc.*	Common stock -147 sales	$--	$5,246	$6,015	$5,246	$(769)

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By:	/s/ Neal Masia

Neal Masia
Member, Savings Plan Committee

Date:  June 27, 2011